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                             August 28, 2023

       Spencer Collins
       Chief Legal Officer
       Arm Holdings Limited
       110 Fulbourn Road
       Cambridge CB1 9NJ
       United Kingdom

                                                        Re: Arm Holdings
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed August 21,
2023
                                                            File No. 333-274120

       Dear Spencer Collins:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed August 21, 2023

       Capitalization, page 84

   1. We note that the table presents your cash and cash equivalents and capitalization as of
                                                        June 30, 2023. Please
remove the cash and cash equivalents from your total capitalization amounts, as cash and
cash equivalents are not part of your capitalization, and include bold or double underlines
and additional spacing following the cash and cash
                                                        equivalents amounts to
highlight to investors that the two amounts are separate.
 Spencer Collins
FirstName LastNameSpencer  Collins
Arm Holdings  Limited
Comapany
August 28, NameArm
           2023      Holdings Limited
August
Page 2 28, 2023 Page 2
FirstName LastName
       You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:      Justin Salon